Filed Pursuant to Rule 433

Registration No. 333-257399

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES N

C$400,000,000

FLOATING RATE SENIOR NOTES, DUE MARCH 2026

FINAL TERM SHEET

Dated March 9, 2022

Issuer:	Bank of America Corporation (the “Issuer”)

Ratings of this Series:

A2 (Moody’s)/A- (S&P)/AA- (Fitch)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

Title of the Series:	Floating Rate Senior Notes, due March 2026 (the “Notes”)

Aggregate Principal Amount Initially Being Issued:	C$400,000,000

Issue Price: Selling Agents’ Commission: Net Proceeds to Issuer:	100% 0.25% C$399,000,000

Trade Date:	March 9, 2022

Settlement Date:	March 16, 2022 (T+5)

Maturity Date:	March 16, 2026

Ranking:	Senior

Form and Denominations:	Book-entry only through participants in CDS (global certificate). Minimum denominations of C$2,000 with integral multiples of C$1,000 thereafter.

Floating Interest Rate:	Base Rate plus the spread of 105 basis points per annum, payable quarterly in arrears for each quarterly interest period from, and including, the Settlement Date to, but excluding, the Maturity Date.

Base Rate:	Three-month CDOR (Reuters Screen CDOR Page), as defined, and subject to the terms and provisions set forth in the Issuer’s Series N Prospectus Supplement dated August 4, 2021 (the “Prospectus Supplement”).

Interest Periods:	Quarterly

Interest Payment Dates:	The 16th of each March, June, September, and December, beginning June 16, 2022 and ending on the Maturity Date or, if we elect to redeem the Notes prior to the Maturity Date, ending on the redemption date.

Interest Reset Dates:	Each Interest Payment Date (other than the Maturity Date).

Day Count Convention:	Actual/365 (Fixed).

Business Days:	New York, Charlotte and Toronto.

Business Day Convention:	Modified following business day convention (adjusted).

Sales Restrictions:	Available for sale in Canada to accredited investors. Available for sale in the U.S. as the Notes will be registered with the SEC. Resales in Canada will be subject to resale restrictions.

Joint Bookrunners:	Merrill Lynch Canada Inc. BMO Nesbitt Burns Inc. CIBC World Markets Inc. RBC Dominion Securities Inc. Scotia Capital Inc. TD Securities Inc.

Listing: Paying Agent: Clearing and Settlement: CUSIP:	None BNY Trust Company of Canada CDS 060505GE8

ISIN: Concurrent Offering:	CA060505GE87 C$1,500,000,000 3.615% Fixed/Floating Rate Senior Notes, due March 2028

Payment of Additional Amounts:	Applicable

Redemption for Tax Reasons:	Applicable

Optional Redemption:	The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on March 16, 2025, or (b) in whole at any time or in part from time to time, on or after February 13, 2026 and prior to the Maturity Date, in each case upon at least 5 business days’, but not more than 60 calendar days’, prior written notice to holders of the Notes being redeemed, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to but excluding, the redemption date.

Calculation Agent:	Merrill Lynch Canada Inc.

Recent Developments Relating to CDOR and Related Risk Factors

Subsequent to the date of the Prospectus Supplement, certain recent developments have occurred with respect to CDOR. A summary of such developments is set forth in the following risk factor, which should be deemed to supersede and replace the risk factor entitled “Regulation, reform, and the potential or actual discontinuation of CDOR may adversely affect the return on, value of and market for affected CDOR notes” set forth under the heading “Risk Factors Relating to the Notes—Risks Relating to the Canadian Dollar Bankers’ Acceptance Rate and CDOR Notes Generally” in the Prospectus Supplement. In addition, the risk factors in the Prospectus Supplement under “Risk Factors Relating to the Notes—Risks Relating to the Canadian Overnight Repo Rate Average and Compounded CORRA Notes Generally” relating to CORRA (as defined below) should be given careful consideration. Capitalized terms used and not defined below have the respective meanings given to them in the Prospectus Supplement.

Interest on the Notes will be calculated using a reference rate other than three-month CDOR if the Issuer or its designee (after consulting with the Issuer) determines that an Index Cessation Event has occurred with respect to such rate.

The Canadian Alternative Reference Rate Working Group (“CARR”) was established by the Bank of Canada’s Canadian Fixed-Income Forum with a primary objective of reviewing and analyzing the efficacy of CDOR and making recommendations for its future based on that analysis. In December 2021, CARR announced its finding that there are certain aspects of CDOR’s architecture that pose risks to its future robustness and recommended that Refinitiv Benchmark Services (UK) Limited (“RBSL”) should cease its calculation and publication of CDOR after June 30, 2024. CARR also recommended that, by June 30, 2023, all new securities use the Canadian Overnight Repo Rate Average (“CORRA”), subject to certain limited exceptions. In its announcement, CARR stated that the decision to ultimately cease CDOR lies solely with RBSL. As a result, in January 2022, RBSL issued a consultation on the potential cessation of CDOR. As of the date of this term sheet, the deadline to submit comments on RBSL’s consultation has passed, but RBSL has not published the results of this consultation. In addition, it has been reported that the Canadian Bankers’ Acceptance borrowing (“BA”) market—which CDOR is designed to represent—has experienced a significant decline in market volumes. If BA volumes continue to decline, or if one of the six banks comprising the panel that submits BA quotations to RBSL for use in RBSL’s calculation of CDOR leave such panel (as a result of declining BA volumes or otherwise), it is possible that three-month CDOR could cease to be calculated and published prior to June 30, 2024. As a result of these developments, there is a substantial likelihood that an Index Cessation Event will occur with respect to three-month CDOR on or before June 30, 2024.

If the Issuer or its designee (after consulting with the Issuer) determines that an Index Cessation Event has occurred with respect to three-month CDOR, the Issuer or its designee will determine an Applicable Fallback Rate and related adjustments to such rate and other terms and provisions of the Notes in accordance with the terms and provisions set forth under “Description of the Notes—Floating-Rate Notes—Floating-Rate Notes without Payment Delay—Determination of Base Rates—CDOR Notes” in the Prospectus Supplement, which shall be binding on the Issuer, the trustee for the Notes, investors in the Notes and the beneficial owners of interests in the Notes. In so acting, the Issuer or its designee would assume no obligations or relationship of agency or trust, including, but not limited to, any fiduciary duties or obligations, for or with any of the investors in the Notes. Any of the factors noted above could adversely affect the rate of interest on the Notes, which could adversely affect the return on, value of and market for the Notes.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including the Prospectus Supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the Prospectus Supplement and the prospectus if you request them by contacting Merrill Lynch Canada Inc. toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bofa.com or dg.prospectus_requests@bofa.com.